FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Possehl, Jr. R. W.(1)	2. Issuer Name and Ticker or Trading Symbol Modine Manufacturing Company - MODI		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) V.P., Administration
(Last) (First) (Middle) Modine Manufacturing Company 1500 DeKoven Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year 11/07/02
(Street) Racine, WI 53403		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.625 Par	11/07/02		M		5,749	A	$18.25	91,100.0451(2)	D
Common Stock, $0.625 Par	11/07/02		F		5,235	D	$19.10	85,865.0451(3)	D
Common Stock, $0.625 Par	11/07/02		M		4,521	A	$18.25	90,386.0451(4)	D
Common Stock, $0.625 Par	11/07/02		F		4,319	D	$19.10	86,067.0451(5)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Options (right to buy) with tandem tax withholding right(6)	$18.25	11/07/02		M			10,000	1/20/1993	1/20/03	Common Stock	10,000		0	D
Options (right to buy) with tandem tax withholding right(7)	$30.00	1/19/94		A		5,000		1/19/94	1/19/04	Common Stock	5,000		5,000	D
Options (right to buy) with tandem tax withholding right(8)	$28.50	1/18/95		A		5,000		1/18/95	1/18/05	Common Stock	5,000		5,000	D
Options (right to buy) with tandem tax withholding right(9)	$22.75	1/17/96		A		6,000		1/17/96	1/17/06	Common Stock	6,000		6,000	D
Options (right to buy) with tandem tax withholding right(10)	$25.25	1/15/97		A		6,000		1/15/97	1/15/07	Common Stock	6,000		6,000	D
Options (right to buy) with tandem tax withholding right(11)	$33.9375	1/21/98		A		7,500		1/21/98	1/21/08	Common Stock	7,500		7,500	D
Options (right to buy) with tandem tax withholding right(12)	$33.25	1/20/99		A		7,500		1/20/99	1/20/09	Common Stock	7,500		7,500	D
Options (right to buy) with tandem tax withholding right(13)	$25.00	1/19/00		A		7,500		1/19/00	1/19/10	Common Stock	7,500		7,500	D
Options (right to buy) with tandem tax withholding right(14)	$23.25	1/17/01		A		7,500		1/17/01	1/17/11	Common Stock	7,500		7,500	D
Options (right to buy) with tandem tax withholding rights(15)	$22.78	1/16/02		A		10,000		1/16/02	1/16/12	Common Stock	10,000		10,000	D

Explanation of Responses:

(1) The Reporting Person is a participant in the Modine Employee Stock Ownership Plan (ESOP), Modine Common Stock Fund Units and the Modine Manufacturing Company Pension Trusts. The entities (with the exception of the Modine Common Stock Fund) are also Reporting Persons pursuant to Section 16(a) and files separate statements. Shares held yb the Reporting Person in the Plan or Trust are reported on this Statement and on statements filed by the Plan.
(2) Includes 26,190.0956 shares owned thru the ESOP Plan; includes 697.8894 units owned thru the Modine 401(k) Retirement Plan and 692.0601 units owned thru the Modine Deferred Compensation Plan (each unit consists of Modine common stock and cash components); and includes 2,730 shares owned thru a sefl-directed IRA.
(3) See Footnote 2
(4) See Footnote 2
(5) See Footnote 2
(6) The plans under which these options were granted, which complies with Rule 16b-3, allows for the provision of tax withholding rights.
(7) The plans under which these options were granted, which complies with Rule 16b-3, allows for the provision of tax withholding rights.
(8) The plans under which these options were granted, which complies with Rule 16b-3, allows for the provision of tax withholding rights.
(9) The plans under which these options were granted, which complies with Rule 16b-3, allows for the provision of tax withholding rights.
(10) The plans under which these options were granted, which complies with Rule 16b-3, allows for the provision of tax withholding rights.
(11) The plans under which these options were granted, which complies with Rule 16b-3, allows for the provision of tax withholding rights.
(12) The plans under which these options were granted, which complies with Rule 16b-3, allows for the provision of tax withholding rights.
(13) The plans under which these options were granted, which complies with Rule 16b-3, allows for the provision of tax withholding rights.
(14) The plans under which these options were granted, which complies with Rule 16b-3, allows for the provision of tax withholding rights.
(15) The plans under which these options were granted, which complies with Rule 16b-3, allows for the provision of tax withholding rights.

By: /s/ R. W. POSSEHL, JR. R. W. Possehl, Jr. **Signature of Reporting Person	11/08/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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